eLoyalty Corporation 150 Field Drive, Suite 250 Lake Forest, Illinois 60045 www.eloyalty.com t 847.582.7000 f 847.582.7001

December 8, 2010

BY FEDERAL EXPRESS AND EDGAR

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	eLoyalty Corporation Form 10-K for the Fiscal Year Ended December 26, 2009 Filed March 10, 2010 Form 10-Q for the Quarterly Period Ended June 26, 2010 Filed August 5, 2010 File No. 000-27975

Dear Mr. Dang:

On behalf of eLoyalty Corporation (the “Company”), set forth below are the Company’s responses to the comments contained in the Staff’s letter to the Company dated November 23, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 26, 2009 (the “Form 10-K”) and Company’s Form 10-Q for the quarterly period ended June 26, 2010 (the “Form 10-Q”). For convenience of reference, the full text of the comments in the Staff’s letter has been reproduced herein. The Company has filed concurrently an electronic version of this letter through the EDGAR system of the Securities and Exchange Commission under the form type label CORRESP.

DEFINITIVE PROXY STATEMENT

Compensation Discussion and Analysis, page 16

2009 Developments, page 17

1.	We note your response to comment 3 in our letter dated September 7, 2010 that executive officers were grouped into tiers. Please clarify the tier that was assigned to each named executive officer and the basis for such assignment. Furthermore, based on those tiers, please identify the percentage reduction assigned to each officer. Provide confirm that you will provide similar disclosure in future filings, as applicable.

Mr. Duc Dang

December 8, 2010

Company Response:

In assigning certain of our named executive officers into salary tiers, Mr. Conway was in his own tier, Mr. Noon was in a salary tier of employees whose pre-reduction salaries ranging from $200,000 to $225,000 were reduced to a level of $190,000, and Ms. Carsen was in a salary tier of employees whose pre-reduction salaries ranging from $190,000 to $200,000 were reduced to $170,000. The resulting percentage salary reductions of 11.5%, 11.6%, and 15% for Mr. Conway, Mr. Noon, and Ms. Carsen, respectively, were offset by increases in bonus potential. The Compensation Committee, following certain recommendations by Mr. Conway (except with respect to Mr. Conway’s own salary), made salary tier assignments for over fifty key employees, including the named executive officers, based on each affected employee’s base salary, experience, seniority, and overall responsibilities to the Company. The Compensation Committee determined the amounts of the salary reductions by weighing the impact to affected employees against the benefit to the Company of a shift of compensation from salary to bonus potential, in each case in its subjective judgment. Mr. Pollema did not participate in the salary reductions because, in Mr. Conway and the Compensation Committee’s judgment, based on Mr. Pollema’s position as the leader of the Company’s ICS Business Unit and that unit’s then-current state of development, this treatment was not appropriate. We will include similar disclosure in future filings, as applicable.

Individual Annual Bonuses, page 19

2.	We note your responses to comments 5 and 7 in our letter dated September 7, 2010. Please explain how your recruiting activity and general understanding of compensation practices resulted in the target amounts assigned and stock awards granted to each officer. Please confirm that you will provide similar disclosure in future filings, as applicable.

Company Response:

As disclosed in our Proxy Statement, the Company continuously calibrates its compensation program based on senior-level recruiting activity and a general understanding of compensation practices within the competitive market. More specifically, Mr. Conway uses his experience in the industry and his general understanding of industry compensation trends and practices to inform his subjective recommendations for target bonus and stock award amounts for the other named executive officers. Similarly, the members of our Compensation Committee bring their collective experience within the industry and on other boards of directors and committees to bear in setting compensation levels for our named executive officers. The Compensation Committee and Mr. Conway (other than with respect to his own award) approved the stock award levels for each named executive officer, and the bonus targets for Mr. Noon and Ms. Carsen, based upon a subjective assessment that such levels were consistent with industry practice, reflected the experience and responsibility levels of the officers, and were sufficient to retain the officers. The bonus target levels for Mr. Conway and Mr. Pollema were contained in their respective employment contracts, which were similarly negotiated and set based on the aforementioned subjective assessments. We will include similar disclosure in future filings, as applicable.

*  *  *

Mr. Duc Dang

December 8, 2010

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items contained in this letter, please call me at (847) 582-7019.

Sincerely,

/s/ William B. Noon
William B. Noon

cc:	Kelly D. Conway
Christine R. Carsen

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